February 6, 2009

Mr. John Cash

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kubota Corporation Form 20-F for the year ended March 31, 2008
File No. 1-07294

Dear Mr. Cash:

Kubota Corporation (the “Company”) has received the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the letter from the Staff dated February 3, 2009 (the “Comment Letter”) regarding the Company’s filing of Form 20-F for the year ended March 31, 2008.

The Company has started to respond to the Comment Letter, however the Company will be unable to respond within the 10 business days following the receipt of the Comment Letter. In order to fully address the comments, the Company requests an extension of time to respond to the Comment Letter. The Company anticipates submitting to the Staff a response to the Comment Letter by February 27, 2009.

Thank you for your kind understanding. If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Very truly yours,

/s/ Hirokazu Nara
Hirokazu Nara
Managing Director
(Principal Financial and Accounting Officer,
Kubota Corporation)

cc:	Jeanne Baker
Mindy Hooker
(Division of Corporation Finance, Securities and Exchange Commission)

Izumi Akai
Yoichiro Taniguchi
(Sullivan & Cromwell LLP)